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                                                                       EXHIBIT 2


[MICROCOM LETTERHEAD APPEARS HERE]




                                              April 17, 1997



Dear Shareholder:

          Your Board of Directors is pleased to inform you that on April 9, 1997, Microcom, Inc. ("Microcom") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Compaq Computer Corporation ("Compaq") and Compaq-Boston, Inc. (the "Purchaser"), a wholly-owned subsidiary of Compaq, pursuant to which the Purchaser has commenced on April 16, 1996 a cash tender offer (the "Offer") to purchase all outstanding shares of Microcom common stock at a price of $16.25 per share in cash (the "Offer Price"). Following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement, the Purchaser will be merged into Microcom (the "Merger") and each of the Microcom shares not owned by Compaq or its affiliates or by dissenting shareholders or by holders of shares of Option Restricted Stock (as defined in the Schedule 14D-9 referred to below) will be converted into the right to receive in cash the Offer Price.

          Your Board of Directors has unanimously determined that the Offer and the Merger are fair to and in the best interests of the shareholders, and it recommends that shareholders accept the Offer and tender all of their shares pursuant to the Offer.

          In arriving at its decision, your Board of Directors gave careful consideration to a number of factors described in the enclosed Schedule 14D-9 that is being filed with the Securities and Exchange Commission. Among other things, your Board considered the opinion of Morgan Stanley & Co. Incorporated, to the effect that the consideration to be received pursuant to the Offer and the Merger is fair, from a financial point of view, to the shareholders of Microcom. The enclosed Schedule 14D-9 describes the Board's decision and contains other important information relating to that decision. We urge you to read it carefully.

          Accompanying this letter, in addition to the Schedule 14D-9, is the Offer to Purchase, together with related materials including a Letter of Transmittal for use in tendering shares. These documents set forth the terms and conditions of the tender offer and provide instructions as to how you can tender your shares. I urge you to read the enclosed materials carefully and consider all the factors set forth therein before making your decision with respect to the Offer.

          Your Board of Directors, management and employees thank you most sincerely for your loyal support.

                                    Sincerely,

                                    \s\ James M. Dow
                                    James M. Dow
                                    Chairman of the Board